WITHDRAWAL OF REGISTRATION STATEMENT FORM S-3 FILE NO. 333-206886

Blue Earth, Inc.

235 Pine Street, Suite 1100

San Francisco, CA  94104

April 14, 2016

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Blue Earth, Inc.
Registration Statement on Form S-3, File No. 333-206886

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Blue Earth, Inc. (“BE”) hereby applies for withdrawal of its Registration Statement on Form S-3 originally filed with the Securities and Exchange Commission (the “SEC”) on September 11, 2015 (File No. 333-206886) (the “Registration Statement”). BE is withdrawing the Registration Statement because on March 21, 2016, it filed for bankruptcy protection under Chapter 11. In connection with its bankruptcy filing, BE plans to file all necessary documentation to terminate its reporting obligations under the Securities Exchange Act of 1934.

BE has not issued and will not issue any securities under the Registration Statement. This letter confirms that, pursuant to Rule 477 under the Securities Act, the Registration Statement is hereby withdrawn.

Please contact the undersigned at (415) 964-4411 if you have any questions regarding this matter.

Sincerely,

G. Robert Powell

G. Robert Powell

Chief Executive Officer

(Principal Executive Officer)